SEC FILE NUMBER
001-16499

CUSIP NUMBER
86768K106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sunrise Senior Living, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
Address of Principal Executive Office (Street and Number)
7902 Westpark Drive
McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 24, 2008, Sunrise Senior Living, Inc. (“Sunrise” or the “Company”) filed its Form 10-K for the fiscal year ended December 31, 2006 with the Securities and Exchange Commission (the “SEC”). The 2006 Form 10-K included the Company’s restated consolidated financial statements for 2005 and prior periods.

The Company is currently working diligently to complete its 2007 financial statements and file its Form 10-K for the fiscal year ended December 31, 2007 by July 31, 2008, in order to remain in compliance with the modified delivery date requirements in the previously disclosed March 2008 amendment to its bank credit facility. Any failure by the Company to furnish the administrative agent with the financial information required under the credit agreement within the timeframes set forth in the amendment would automatically constitute an event of default under the credit agreement. In the event of such a default, the lenders may exercise their rights to accelerate the payment of all amounts then outstanding under the credit agreement, and require the Company to replace or provide cash collateral for the outstanding letters of credit or pursue further modifications with respect to the credit facility.

As previously disclosed, under NYSE rules, the Company has until September 17, 2008 to file its 2007 Form 10-K, subject to NYSE’s ongoing review. If the Company has not filed its 2007 Form 10-K by September 17, 2008, the NYSE may allow the Company's common stock to continue to be listed on the NYSE for up to an additional six-month trading period or, if the NYSE determines that such additional trading period is not appropriate, may commence suspension and delisting procedures. No assurance can be given that the Company will file its 2007 Form 10-K by any deadline imposed by the NYSE.

Following the filing of its 2007 Form 10-K, the Company plans to file its 2008 Form 10-Qs, including its Form 10-Q for the quarter ended March 31, 2008.

As previously disclosed, on May 25, 2007, the Company was advised by the staff of the SEC that the SEC has commenced a formal investigation. The Company has fully cooperated, and intends to continue to fully cooperate, with the SEC.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Nadeau	(703)	273-7500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑

Form 10-Qs for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not completed and filed its 2007 financial statements, and has not yet completed its financial statements with respect to the first quarter of 2008, Sunrise is unable at this time to provide a reasonable estimate of its first-quarter 2008 or 2007 results of operations. In the Company's 2006 Form 10-K filed on March 24, 2008, the Company included disclosure regarding 2007 and 2008 significant developments that were expected to have a financial statement impact during 2007 and the first quarter of 2008. See the Company's 2006 Form 10-K for a discussion of these significant developments. In its press release issued on May 8, 2008 (a copy of which is filed as Exhibit 99.1 to a Form 8-K filed by the Company on the same date), the Company provided certain updated information on cash and debt, as set forth on Annex A hereto.

Sunrise Senior Living, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2008	By	/s/ Richard J. Nadeau
	Name:	Richard J. Nadeau
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

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Certain matters discussed in this notification -- including the Company’s belief that its unrestricted cash is sufficient to support the Company's operations over the next twelve months and as to the filing of the Company’s 2007 Form 10-K and Form 10-Q for the quarter ended March 31, 2008 -- may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurances that its expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the time required for the Company to prepare and file its 2007 Form 10-K and Form 10-Qs for quarters in 2008, including its Form 10-Q for the quarter ended March 31, 2008, and for Ernst & Young L.L.P. to audit the Company's 2007 financial statements and to review the Form 10-Qs; the Company's ability to remediate material weaknesses in internal controls over financial reporting; the outcome of the SEC's investigation; the outcomes of the putative class action and derivative litigation; the outcome of the lawsuit filed by the Company's former CFO; the outcome of the Trinity OIG investigation and qui tam proceeding; the outcome of the IRS audit of the Company's tax returns for the tax years ended December 31, 2005 and 2006 and employment tax returns for 2004, 2005 and 2006; the outcome of the exploration of strategic alternatives; the Company's ability to comply with the terms of the recent amendments of its bank credit facility or to obtain a further extension of the period for providing the lenders with required financial information; development and construction risks; acquisition risks; licensing risks; business conditions; competition; changes in interest rates; the Company's ability to manage its expenses; market factors that could affect the value of the Company's properties; the risks of downturns in general economic conditions; availability of financing for development; and other risks detailed in the Company's 2006 Form 10-K filed with the SEC, as may be updated or supplemented in the Company's Form 10-Q filings. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Annex A

Cash and Debt - As Reported in the Company’s May 8, 2008 Press Release

•
On March 31, 2008, Sunrise had approximately $245 million of cash and cash equivalents. Of this balance approximately $147 million was restricted for use by the Company's self-insurance program and another approximately $18 million was restricted for other purposes. The Company had approximately $300 million in consolidated debt outstanding at the end of the first quarter of 2008.

•
There were $128 million in borrowings and $27 million in letters of credit outstanding under the Company's bank credit facility as of March 31, 2008. The Company had availability for borrowing under the line of approximately $5 million. See the Company's 2006 Form 10-K for additional information regarding several amendments to the Company's bank credit facility entered into during the first quarter of 2008.

•
On May 7, 2008 the Company received net proceeds of approximately $103 million from mortgage debt financing of 16 owned communities that were previously unlevered. The Company plans to use these proceeds largely to reduce its borrowing under the bank credit facility. The term of the loan is five years, ending June 1, 2013, at a variable rate of Fannie Mae's Discount Mortgage-Backed Securities plus 2.27 percent. This rate is approximately 0.5 percent lower than the Company's current borrowing rate under its bank credit facility.

•	The Company believes that its unrestricted cash is sufficient to support the Company's operations over the next twelve months.

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